March 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume
Michael Kennedy
Mara L. Ransom
Sondra Snyder

Re:	Azure Power Global Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed March 1, 2016

File No. 333-208584

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated March 23, 2016 regarding the above-referenced Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-208584) filed with the Commission on March 1, 2016 (the “Registration Statement”). For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows. The Company has also revised the Registration Statement in response to the Staff’s comments and is filing its Amendment No. 2 to the Registration Statement on Form F-1 on EDGAR (the “Amended F-1”) that reflects these revisions and updates and clarifies certain other information.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended F-1. Page references in the text of this response letter correspond to page numbers in the Amended F-1.

Response to Staff Comments

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

Key Metrics

1.    Because your definition of the estimated annual energy output under your PPAs is integral to your determination of both your nominal contracted payments and portfolio run-rate disclosure, please enhance your disclosure to elaborate upon your calculations, including a detailed explanation of any assumptions you have made. In doing so, please elaborate upon how you have arrived at the current and budgeted plant load factors and to what extent you are using the plant load percentage you disclose on page 69. Please also explain how you assess the technology used for the project and how it impacts your annual estimated decrease in rated capability of the solar panels.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 73 to address the Staff’s comment. The Company submits that the estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain metrological data, including the temperature, wind speed and solar radiation based on the project location.

The calculation of the estimated annual energy output also takes into account the total rated capacity of all the solar panels to be installed for the remaining life of the PPA, net of the annual estimated decrease in rated capacity based on technology installed. The decrease in rated capacity includes various losses caused by soiling, temperature changes, inverter and transformer inefficiency, incidence angle, wire, shading and mismatch losses. The technology used for each project is assessed based on geographical conditions of the project, cost economics and the availability of such technology for construction. The Company assumes an annual decrease in rated capacity ranging from 0.5% to 0.7% depending on the technology used, which is based on the specifications given by the manufacturer of the solar panels.

For committed projects, the Company calculates the budgeted plant load factor by taking the ratio of the estimated annual energy output of all the committed projects to their potential output if it were possible for them to operate indefinitely at full rated capacity. For operating projects, the Company calculates the actual plant load factor by taking the ratio of the actual output of all the Company’s operating solar plants over the reporting period to their potential output if it were possible for them to operate indefinitely at full rated capacity. The actual plant load factor, as discussed on page 69 of the Amended F-1, is tracked as a measure of the performance of the Company’s operating plants during the reporting period.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

Financial Statements

Note 1(b) Formation and initial public offering (‘IPO’), page F-9

2.    Please address the following comments related to your July 2015 reorganization:

•	We note your disclosure that you believe the reorganization transactions “replicated the founders and the non-founder investor’s interests in AZI in APGL on a substantially cash neutral basis and without any gain/loss by one party at the expense of another party.” Please explain this statement to us in reasonable detail. In doing so, specify the consideration received and relinquished by the founders.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 67-68, F-9 and F-49 to address the Staff’s comment. The Company respectfully submits that prior to the reorganization transactions, the AZI Founders and the non-founder investors held approximately 17% and 83%, respectively, on an as converted basis, of the ownership interest in AZI. Azure Power Global Limited was formed to enable the consummation of the initial public offering. Prior to the reorganization, 100% of the ownership interest in Azure Power Global Limited was held by shareholders (the “APGL Founders”), who were substantially the same as the AZI Founders (please refer to the table below). The reorganization transactions were designed to replicate the ownership interest structure which was present at AZI pre-reorganization in Azure Power Global Limited.

Pursuant to a shareholders agreement dated July 22, 2015 between Azure Power Global Limited, the non-founder investors in AZI and the APGL Founders (the “APGL SHA”), Azure Power Global Limited purchased from the non-founder investors in AZI their equity shares and convertible securities in the form of compulsorily convertible debentures (“CCDs”) and compulsorily convertible preferred shares (“CCPS”) of AZI for an equivalent number of equity shares, CCDs and CCPS in Azure Power Global Limited on similar terms as those formerly held in AZI, except the term for the CCPS and CCDs was increased from 10 years to 20 years. Immediately prior to the initial public offering, the CCPS and the CCDs will convert into equity shares of Azure Power Global Limited. Therefore, the increase in the term is not pertinent to the accounting for the reorganization transactions.

As a result, immediately after the reorganization, the non-founder investors held approximately 83% on an as-converted basis of the ownership interest in Azure Power Global Limited, with the remaining 17% ownership interest held by the APGL Founders, as more fully described in the APGL ownership table below. In consideration for the purchase of the non-founder securities in AZI, Azure Power Global Limited issued them an equivalent number of equity shares, CCDS and CCPS. Accordingly, the transaction did not result in any cash outflow to any of the parties of the APGL SHA. In the United States, this would be described as an exchange offer.

Through the reorganization and exchange of interests from AZI to APGL pursuant to the APGL SHA, the non-founder investors’ ownership interest in AZI was diluted. In conjunction with the APGL SHA, on July 22, 2015, Azure Power Global Limited, AZI and Mr. Harkanwal Singh Wadhwa and Mr. Inderpreet Singh Wadhwa (“AZI Sponsors”) entered into another shareholders agreement (the “AZI SHA”), pursuant to which Azure Power Global Limited has an option (the “Option”) to require the AZI Sponsors to sell their shares in AZI to Azure Power Global Limited at the minimum applicable price as per Indian law, which is the price not less than the fair value determined as per an internationally accepted pricing methodology for valuation

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

of such shares on an arm’s length basis. The Option does not expire and no consideration was given for the Option. The non-founder investors together are the majority shareholders of Azure Power Global Limited and, as such, the exercise of the Option is within their control. If the Option is exercised, AZI will become a wholly owned subsidiary of Azure Power Global Limited and the APGL Founders and non-founder investors would continue to hold approximately 17% and 83% ownership interest, respectively, on an as converted basis in Azure Power Global Limited (excluding any other equity issuances since July 23, 2015). The Company respectfully submits that post the exercise of the Option, the ownership interest structure which was present at AZI pre-reorganization will be present at Azure Power Global Limited.

To further safeguard the interests of the non-founder investors, Mr. Inderpreet Singh Wadhwa, one of the APGL Founders, and the non-founder investors of Azure Power Global Limited also entered into a Sponsor Lock-in Agreement (the “Lock-in Agreement”) whereby Mr. Wadhwa agreed to not dispose shares of Azure Power Global Limited he holds, representing the ownership of Azure Power Global Limited which is equal to the AZI Sponsors’ ownership of AZI, until the occurrence of a termination event, as defined, including if the initial public offering of Azure Power Global Limited is not completed by December 31, 2015. Immediately after the reorganization, Mr. Wadhwa held 16% ownership interest in Azure Power Global Limited and the AZI sponsors collectively held 16% ownership interest in AZI. Azure Power Global Limited has entered into a share subscription agreement to purchase the remaining 1% ownership interest held by the AZI Founders in AZI. Prior to the commencement of the roadshow, the Company expects to amend the Lock-in Agreement to waive the aforementioned termination event and extend the lock in period past the completion of the initial public offering. In addition, pursuant to the Lock-in Agreement, the amount for which the AZI Sponsors sell their shares in AZI above the face value of such shares (Rs. 10 or US$0.15 per equity share) plus taxes and expenses incurred by the AZI Sponsors on the transfer of such shares, including on the sale back to Azure Power Global Limited, is to be distributed among the founders and non-founders pro rata based on their as converted shareholding in Azure Power Global Limited, provided a termination event has not occurred.

We note that any issuance of shares of Azure Power Global Limited after July 23, 2015 in a private placement will alter those respective ownership interest percentages, but will not change this analysis. The Company expects that the AZI Founders’ direct ownership interest in AZI will be further diluted through the issuance of new ownership interests in AZI.

The Company further respectfully submits that pursuant to reorganization transaction described above, the AZI and APGL founders did not receive or relinquish any consideration.

•	We note that you have prepared your consolidated financial statements as though you had been combined with AZI since the earliest period using the “pooling of interests method.” Since the pooling of interests method of accounting is no longer allowed under GAAP, tell us and revise your disclosures to clarify why you recorded the combined assets and liabilities at their historical carrying values. For example, specify if the transaction qualified as a reorganization of entities under common control.

The Company respectfully submits that although FAS 141(R) Business Combination eliminated the use of the pooling-of-interest method, ASC 805-50-05-5 states: “Some transfers of net assets or exchanges of shares between entities under common control result in a change in the reporting entity. In practice, the method that many entities have used to account for those

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

transactions is similar to the pooling of interests method.” Further, ASC 805-50-15-6 provides the following example of a common control transaction: “An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.”

The Company respectfully submits that the APGL SHA, AZI SHA and their combined effect, including the Option and the Lock-in Agreement, as explained in the paragraphs above, replicated the founders and the non-founder investors’ interests in AZI and Azure Power Global Limited, resulting in the transaction qualifying as a reorganization of entities under common ownership. The accounting for a transaction between entities under common ownership is the same as the accounting for common control transactions. In accordance with ASC 805-50, the transfer of a business among entities under common control is accounted for at the carrying value with retrospective adjustment of prior period financial statements similar to the manner of pooling-of-interest. While the pooling-of-interest method is no longer allowed under GAAP for business combinations, it is permissible for a reorganization of entities under common control that results in a change in the reporting entity requiring retrospective adjustments to the financial statements to follow the accounting treatment similar to that used for a pooling-of-interests transaction. Accordingly, to reflect the economic substance of the APGL SHA, the AZI SHA and the reorganization, the Company has prepared its consolidated financial statements as though it had been combined with AZI since the earliest period presented with the assets and liabilities of the entities recorded at their historical carrying values. Furthermore, in following this accounting approach, the reorganization transactions should not create a non-controlling interest where one did not exist previously.

The Company considered the alternate accounting treatment which would be required under ASC 805 Business Combinations. ASC 805 defines a business combination as a transaction or other event in which an acquirer obtains control of one or more businesses. One of the overall principles of ASC 805 is that obtaining control is a recognition event that results in a 100% new basis in the acquired entity, generally resulting in goodwill. Common control transactions do not result in a change in control at the ultimate parent or the controlling shareholder level. Therefore, unlike accounting for business combinations, common control transactions are not accounted for at fair value. Rather, common control transactions are generally accounted for at the carrying amount of the net assets or equity interests transferred. In considering these two alternatives, the Company determined that accounting for the reorganization transactions as a business combination would not be representative of the nature or substance of the reorganization and accordingly applied the accounting prescribed for common control transactions.

•	Please provide us with the shareholder composition of AZI and APGL immediately before and after the reorganization. Please provide such disclosure on an “unconverted” and “as converted” basis and specifically identify the individual owners and their applicable ownership percentages. Also explain how related voting rights are held by the parties.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

The Company supplementally submits the following information:

AZI

	Before reorganization (July 21, 2015)				After reorganization (July 23, 2015)
	Shares on unconverted basis		Shares on converted basis based on the applicable conversion factors	% of shareholding after conversion	Shares on unconverted basis		Shares on converted basis based on the applicable conversion factors	% of shareholding after conversion
Shareholder	Equity shares	CCPS**			Equity shares	CCPS**
Founders
Inderpreet S Wadhwa	97,497	—	97,497	15%	97,497	—	97,497	15%
Azure Power Inc.	5,700	—	5,700	1%	5,700	—	5,700	1%
Harkanwal S Wadhwa	5,000	—	5,000	1%	5,000	—	5,000	1%
Satnam Sanghera	1,633	—	1,633	0%	1,633	—	1,633	0%
Subtotal (A)	109,830		109,830	17%	109,830	—	109,830	17%
Non-founders
FC VI India Ventures (Mauritius) Limited	10	295,458	219,883	35%	—	—	—	—
Helion Venture Partner India II LLC	—	16,810	16,810	3%	—	—	—	—
Helion Venture Partners II LLC	10	261,891	186,316	30%	—	—	—	—
International Finance Corporation	10	98,018	98,028	16%	—	—	—	—
DEG – Deutsche Investitions –Und Entwicklungsgesellschaft MBH	10	—	10	0%	—	—	—	—
Societe De Promotion ET DE Participation Pour LA Cooperation Économique	10	—	10	0%	—	—	—	—
Subtotal (B)	50	672,177	521,057	83%	—	—	—	—
APGL	—	—	—	—	50	672,177	521,057	83%
Subtotal (C)					50	672,177	521,057	83%
Total (A+B+C)	109,880	672,177	630,887	100%	109,880	672,177	630,887	100%

**	Excluding the CCDs and CCPS which convert into a variable and currently indeterminable number of equity shares.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

Azure Power Global Limited

	Before reorganization (July 21, 2015)				After reorganization (July 24, 2015)
	Shares on unconverted basis		Shares on converted basis based on the applicable conversion factors	% of shareholding after conversion	Shares on unconverted basis		Shares on converted basis based on the applicable conversion factors	% of shareholding after conversion
Shareholder	Equity shares	CCPS**			Equity shares	CCPS**
Founders
IW Green LLC*	102,497	—	102,497	94%	102,497	—	102,497	16%
Azure Power Inc	5,700	—	5,700	5%	5,700	—	5,700	1%
Satnam Sanghera	1,633	—	1,633	1%	1,633	—	1,633	0%
Subtotal( A)	109,830		109,830	100%	109,830		109,830	17%
Non-Founders
FC VI India Ventures (Mauritius) Limited	—	—	—	—	10	295,458	219,883	35%
Helion Venture Partner India II LLC	—	—	—	—	—	16,810	16,810	3%
Helion Venture Partners II LLC	—	—	—	—	10	261,891	186,316	30%
International Finance Corporation	—	—	—	—	10	98,018	98,028	15%
DEG – Deutsche Investitions –Und Entwicklungsgesellschaft MBH	—	—	—	—	10	—	10	0%
Societe De Promotion ET DE Participation Pour LA Cooperation Économique	—	—	—	—	10	—	10	0%
Subtotal (B)	—	—	—	—	50	672,177	521,057	83%
Total (A+B)	109,830	—	109,830	100%	109,880	672,177	630,887	100%

*	The sole member of IW Green LLC is Mr. Inderpreet S. Wadhwa.
**	Excluding the CCDs and CCPS which convert into a variable and currently indeterminable number of equity shares.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

The Company respectfully submits that its equity shares and CCPS are entitled to vote on all matters. Each holder of CCPS is entitled to the number of votes equal to the number of equity shares into which its CCPS shares are then convertible on the basis of the applicable conversion factor.

•	Since you do not wholly-own AZI, please clarify why no value has been attributed to the non-controlling interest still held by the AZI founders. Address such treatment as it pertains to the pre- and post-reorganization financial statements.

The Company acknowledges the Staff’s comment and respectfully submits that the combined effect of the APGL SHA, the AZI SHA, including the Option and the Lock-in Agreement described previously, replicated the AZI Founders and non-founder investors’ ownership interest in AZI in APGL, resulting in the transaction being accounted for as a reorganization of entities under common ownership. The accounting for a transaction between entities under common ownership is the same as the accounting for common control transactions and as such, the reorganization transactions should not create a non-controlling interest where one did not previously exist. Accordingly, no value has been attributed to the non-controlling interest held by the AZI Founders in AZI in either the pre- or post-reorganization financial statements.

As described previously, Azure Power Global Limited has the Option to require the AZI Sponsors to sell their shares in AZI to Azure Power Global Limited at the minimum applicable price as per Indian law, as explained above. The Option does not expire and no consideration was given for the Option. In addition, the AZI SHA prohibits a transfer of AZI equity shares held by the AZI Sponsors without the consent of Azure Power Global Limited. Furthermore, one of the APGL Founders and the non-founder investors entered into the Lock-in Agreement as described previously, pursuant to which if the AZI Sponsors sell their shares in AZI above the face value of such shares (Rs. 10 or US$0.15 per equity share) plus taxes and expenses incurred by the AZI Sponsors on the transfer of such shares (the “Excess Return”), including on the sale back to Azure Power Global Limited, such Excess Return is to be distributed among the founders and non-founders pro rata based on their as converted shareholding in Azure Power Global Limited. The Company evaluated the restrictions on the transfer of the AZI equity shares by the AZI Sponsors and the pro-rata distribution of any Excess Return and concluded that the non-controlling interest held by the AZI Sponsors did not have any economic substance.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

•	Explain to us your accounting treatment for the indefinite option to require the founders to sell their shareholding in AZI to you at the minimum applicable price as per Indian law. Please explain to us what the minimum applicable price under Indian law represents and how it is determined. Please tell us whether the founders received any compensation in exchange for this option.

The Company acknowledges the Staff’s comment and respectfully submits that the Option described previously is not legally detachable from the AZI Founders’ non-controlling interest as it is non-transferrable. Further, it is not separately exercisable because the non-controlling interest terminates upon exercise of the Option. As a result, the Option would be considered embedded in the underlying non-controlling interest. The Option does not meet the definition of a derivative because it requires gross physical settlement and the shares of AZI are not publicly traded and therefore not readily convertible to cash. Furthermore, the exercise of the embedded option is within the control of the non-founders investors through their majority ownership of Azure Power Global Limited. Accordingly, the Option is recognized as part of the non-controlling interest in equity. As explained in the paragraph above, no value has been attributed to the non-controlling interest still held by the AZI Founders in AZI.

The Company submits that, under the Indian foreign exchange regulations, the AZI Sponsors would be treated as residents of India and Azure Power Global Limited would be treated as a non-resident of India. Accordingly, as per applicable regulations, minimum applicable price for the transfer of shares held by founders in AZI, an unlisted company, shall be the price not less than the fair value determined as per an internationally accepted pricing methodology for valuation of shares on arm’s length basis, which must be certified by a chartered accountant.

The AZI Sponsors did not receive any consideration in cash or in kind in exchange for the Option.

•	We note your disclosure that the non-founder investors and founders have agreed in principle to extend the lock in period until the completion of your IPO. Please disclose whether or not this agreement in principle has been formalized.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

The Company acknowledges the Staff’s comment and respectfully submits that the non-founder investors and the APGL Founders have agreed in principle to extend the lock in period past the completion of the initial public offering. The parties are currently in the process of formalizing the arrangement and the formal agreement is expected to be completed prior to the commencement of the roadshow.

Note 1(z) Non-controlling interest, page F-58

3.    Please tell us in detail how you determined the accounting treatment for your redeemable non-controlling interest. In doing so, provide us with your assessment of whether the put right is a freestanding or an embedded instrument and, if embedded, provide us with your assessment of whether or not the put right meets the definition of a derivative requiring bifurcation.

The Company acknowledges the Staff’s comment and respectfully submits that as per ASC 480, an equity contract that is issued at the same time and to the same counterparty as another instrument, such as a non-controlling interest, is freestanding if it is both legally detachable and separately exercisable. The investor representing the redeemable non-controlling interest has a put option to sell its equity interest in a subsidiary to Azure Power Global Limited for cash at the lower of fair value of the shares or a return of 11.5% after March 5, 2019. The put option is not legally detachable from the non-controlling interest as it is non-transferrable. Further, it is not separately exercisable as the non-controlling interest terminates upon exercise of the option. As a result, the put option has been considered embedded in the underlying non-controlling interest.

The put option does not meet the definition of a derivative under ASC 815 as it requires gross physical settlement and the shares of the subsidiary to which the non-controlling interest relates are not publicly traded and therefore not readily convertible to cash.

The Company also respectfully submits that it has assessed an embedded put feature (whether or not bifurcated) that permits or requires a non-controlling interest holder to deliver subsidiary shares in exchange for cash or other assets from the buyer in accordance with the SEC’s Regulation S-X guidance on redeemable equity securities included in Codification at ASC 480-10-S99-3A. The non-controlling interest is not currently redeemable. It becomes redeemable with only the passage of time. Accordingly as per ASC 480-10-S99-3A, the non-controlling interest is being accreted on straight line basis to its redemption value over time to the earliest redemption date, which is March 5, 2019.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2016

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey, Esq.
Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa
Sandeep Chopra

cc:	Latham & Watkins LLP

Kirk A. Davenport II, Esq
Wesley C. Holmes, Esq

Ernst & Young Associates LLP

Kapil Jain